Exhibit 1

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2007

IN U.S. DOLLARS

UNAUDITED

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2006	June 30, 2007
		Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,410	$27,877
Short-term bank deposits	984	2,215
Trade receivables, net	4,664	5,403
Unbilled receivables	2,834	1,833
Related parties	373	370
Other accounts receivable and prepaid expenses	2,265	2,411

Total current assets	42,530	40,109

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits	97	97
Investment in a company	165	165
Severance pay fund	3,627	3,311
Long-term trade and unbilled receivables	3,324	3,393

Total long-term investments and receivables	7,213	6,966

PROPERTY AND EQUIPMENT, NET	3,842	3,694

Total assets	$53,585	$50,769

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2006	June 30, 2007
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,508	$2,037
Deferred revenues	8,333	5,104
Other accounts payable and accrued expenses	7,227	7,470

Total current liabilities	18,068	14,611

ACCRUED SEVERANCE PAY	5,022	4,826

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.5 par value -
Authorized: 30,000,000 shares at December 31, 2006 and June 30, 2007; Issued and outstanding: 16,000,431 shares at December 31, 2006 and June 30, 2007	2,260	2,260
Preferred A shares of NIS 0.5 par value -
Authorized: 6,636,391 at December 31, 2006 and June 30, 2007; Issued and outstanding: 2,936,391 shares at December 31, 2006 and June 30, 2007: Aggregate liquidation preference of $ 6,460 at June 30, 2007	334	334
Additional paid-in capital	74,919	74,982
Accumulated deficit	(47,018)	(46,244)

Total shareholders' equity	30,495	31,332

Total liabilities and shareholders' equity	$53,585	$50,769

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31, 2006	Six months ended June 30,		Three months ended June 30,
		2006	2007	2006	2007
		Unaudited

Revenues:
Products	$27,554	$15,739	$12,351	$7,791	$6,570
Services	18,560	9,307	9,631	4,760	4,705

Total revenues	46,114	25,046	21,982	12,551	11,275

Cost of revenues:
Products	14,783	7,142	5,925	3,394	2,918
Services	9,571	4,584	4,343	2,652	1,971

Total cost of revenues	24,354	11,726	10,268	6,046	4,889

Gross profit	21,760	13,320	11,714	6,505	6,386

Operating expenses:
Research and development, net	9,578	4,381	4,345	2,276	2,146
Selling and marketing	10,214	5,070	3,503	2,535	1,768
General and administrative	6,679	2,948	4,241	1,492	2,430

Total operating expenses	26,471	12,399	12,089	6,303	6,344

Operating income (loss)	(4,711)	921	(375)	202	42
Other income	150	-	33	-	33
Financial income (expenses), net	662	61	1,019	(35)	438

Income (loss) before income taxes	(3,899)	982	677	167	513
Income taxes	(96)	13	(137)	1	(343)

Net income (loss)	$(3,803)	$969	$814	$166	$856

Net income (loss) attributed to preferred
shares	$(764)	$180	$126	$31	$133

Net income (loss) attributed to ordinary
shares	$(3,039)	$789	$688	$135	$723

Basic net earnings (loss) per share
attributed to Ordinary shareholders	$(0.20)	$0.05	$0.04	$0.01	$0.05

Diluted net earnings (loss) per share
attributed to Ordinary shareholders	$(0.20)	$0.05	$0.04	$0.01	$0.04

Weighted average number of shares used
for computing net earnings (loss) per
share attributed to Ordinary
shareholders:

Basic	15,075,881	14,640,846	16,000,431	15,128,385	16,000,431

Diluted	15,075,881	15,515,822	16,102,663	16,460,074	16,158,882

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of		Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss) *)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity
	Preferred A shares	Ordinary shares	Preferred A shares	Ordinary shares

Balance as of January 1, 2006	4,636,391	13,872,941	$526	$2,022	$73,446	$(336)	$(43,215)		$32,443

Exercise of warrants	-	427,490	-	466	1,022	-	-		1,068
conversion of Convertible Preferred A shares	(1,700,000)	1,700,000	(192)	192	-	-	-		-
Share-based compensation	-	-	-	-	451	-	-		451
Comprehensive loss:
Other comprehensive loss - realized
losses on available-for-sale marketable
securities, net of impairment	-	-	-	-	-	336	-	$336	336
Net loss	-	-	-	-	-	-	(3,803)	(3,803)	(3,803)

Total comprehensive loss								$(3,467)

Balance as of December 31, 2006	2,936,391	16,000,431	334	2,260	74,919		(47,018)		30,495

Share-based compensation	-	-	-	-	63	-	-		63
Accumulated effect of FIN 48 adoption	-	-	-	-	-	-	(40)		(40)
Net income	-	-	-	-	-	-	814	$814	814

Total comprehensive income								$814

Balance as of June 30, 2007 (unaudited)	2,936,391	16,000,431	334	2,260	74,982	-	(46,244)		31,332

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2006	Six months ended June 30,
		2006	2007
		Unaudited

Cash flows from operating activities:

Net income (loss)	$(3,803)	$969	$814
Adjustments required to reconcile net income (loss) to net cash provided (used) in operating activities:
Depreciation and amortization	2,589	1,135	977
Gain from sale of property and equipment	(73)	(42)	(226)
Amortization of premium and accretion interest on
available-for-sale marketable securities	1,305	731	-
Accrued interest on short-term bank deposits	(23)	(7)	(31)
Accrued severance pay, net	513	196	120
Increase in trade receivables, net	(764)	(612)	(739)
Decrease (increase) in unbilled receivables	(1,870)	(1,347)	1,001
Increase in balances with related parties	34	1,026	763
Increase in other accounts receivable and prepaid expenses	(47)	(68)	(146)
Decrease (increase) in long-term trade and unbilled receivables	613	831	(69)
Increase (decrease) in trade payables	641	562	(471)
(Decrease) in deferred revenues	(1,893)	(3,219)	(3,229)
Decrease in other accounts payable and accrued expenses	(276)	(293)	(557)
Amortization of stock based compensation	451	250	63
Realized loss on available-for-sale marketable securities	-	182	-

Net cash provided by (used in) operating activities	(2,603)	294	(1,730)

Cash flows from investing activities:

Investment in short-term and long-term bank deposits	(188)	(188)	(2,000)
Proceeds from short-term bank deposits	1,984	1,041	800
Investment in available-for-sale marketable securities	-	(5,808)	-
Proceeds from sale and redemption of available-for-sale
marketable securities	14,744	11,384	-
Purchase of property and equipment	(1,746)	(980)	(875)
Proceeds from sale of property and equipment	117	64	272

Net cash provided by (used in) investing activities	14,911	5,513	(1,803)

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2006	Six months ended June 30,
		2006	2007
		Unaudited

Cash flows from financing activities:

Proceeds from exercise of warrants	1,068	1,022	-

Net cash provided by financing activities	1,068	1,022	-

Increase (decrease) in cash and cash equivalents	13,376	6,829	(3,533)
Cash and cash equivalents at the beginning of the period	18,034	18,034	31,410

Cash and cash equivalents at the end of the period	$31,410	$24,863	$27,877

Supplemental disclosure of cash flows information:

Cash paid during the period for:
Taxes	$1,707	$65	$141

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: - GENERAL

The accompanying unaudited interim consolidated financial statements have been prepared as of June 30, 2007, and for the six months then ended in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 5 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (“Israeli GAAP”).

These financial statements should be read in conjunction with TTI Team Telecom International Ltd (the “Company”) annual financial statements and accompanying notes as of December 31, 2006 included in Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission (“the annual financial statements”).

The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

Results for the six months ended June 30, 2007, are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

b.	The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

d.	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Adoption of FIN 48

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the implementation of FIN 48, accruals with respect to tax uncertainties increased $40, which were accounted for as a cumulative effect of adopting FIN 48 and recorded as increase to accumulated deficit, which would otherwise have increased the income tax expense in prior periods.

The Company files Israeli federal income tax returns as well as income tax returns in various foreign jurisdictions. The Company may be subject to examination by the Internal Revenue Service (“IRS”) for calendar years 2002 through 2006. Additionally, any net operating losses that were generated in prior years and utilized in these years may also be subject to examination by the IRS. The Company may be subject to examination, in the following major jurisdictions for the years specified: in Israel for 2003 through 2006, in the United States for 2004 through 2006 and in Australia for 2002 through 2006.

NOTE 3:- CONTINGENT LIABILITIES

a.	Securities class action:

A shareholder’s class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held the Company’s shares during the period between February 6, 2002 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. The Company filed a motion to dismiss the complaint which motion was granted by an opinion dated October 6, 2006. The opinion dismissed the amended and consolidated complaint but granted plaintiff the right to file a second amended and consolidated complaint. The second amended and consolidated complaint was filed on November 9, 2006. The Company filed a motion to dismiss the second amended and consolidated complaint on January 10, 2007, which motion was denied as to the Company by order dated May 2, 2007. The Company’s time to answer the second amended and consolidated complaint has not yet expired.

However, this class action is at an early stage, and the Company’s management cannot predict the outcome of this claim.

b.	Termination of agreements:

On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30, 2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company’s behalf under the agreement. On January 23, 2003, the bond in the amount of approximately £ 1 million ($ 1.96 million) was paid to the customer.

The Company believes that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

The Company’s management believes, in light of the facts surrounding its relationship with this customer, and based on the opinions of consultations and its legal counsel, that the Company has reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. The claim and particulars were served on the customer in December 2005 asking the court to award the Company approximately £10.5 million ($ 21 million). In March 2006, the Company was served with the defense and £12.4 million ($ 24 million) counterclaim.

As of June 30, 2007 an amount of £1,694 ($ 3,391) is outstanding with respect to this customer net of allowance for bad debts in a total amount of $ 6,301. This balance is classified as long-term trade and unbilled receivables on the balance sheet.

In July 2007, the parties signed a settlement and release agreement under which the Company received from the customer £ 1.7 million ($ 3.45 million) (without admission of liability) and both parties released their claims against each other.

NOTE 3:- CONTINGENT LIABILITIES (Cont.)

c.	Dispute with a vendor:

In April 2006, in connection with the Company cancellation of a purchase order from Embarcadero Technologies Inc., Embarcadero filed a lawsuit against the Company in the San Francisco Superior Court, alleging among other things, breach of contract and intentional misrepresentation. The Company believes that the cancellation of the purchase order and the return of Embarcadero’s software by the Company were made in accordance with applicable law and regulations. The Company answered and counterclaimed for negligent and intentional misrepresentation based on false representation made by Embarcadero’s salesperson. On April 2007, the parties signed a settlement and release agreement under which the Company paid Embarcadero $ 90 (without admission of liability) and both parties released their claims against each other.

d.	Demand from IBM:

In March 2007, IBM sent the company a demand letter for payment of royalties relating to the IBM Websphere OWM Agreement. Following the review of the relevant documents, the Company included in its financial statements a provision, which in the Company’s management opinion represents fairly the amount that the Company may be required to pay with respect to this demand.

NOTE 4: - RELATED PARTY TRANSACTION AND BALANCE

Balance with related party-shareholder:

During the years 1998 to 2000, the Company granted Mr. Shlomo Eisenberg (“Mr. Eisenberg”), the former chairman of the board of directors and a major shareholder of the Company, an aggregate of 105,000 options to purchase ordinary shares of the Company. In the years 2001 and 2002, Mr. Eisenberg exercised a portion of his options (“the Options”) and the Company withheld Israeli income tax from income realized by Mr. Eisenberg upon the exercise of the Options, as required under law.

At the end of 2005, the Company underwent a tax deductions audit by the Israeli Tax Authority (“ITA”). As a result of such audit, the ITA assessed an additional NIS 1.5 million ($ 370 as of June 30, 2007) in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the Options. Following consultation with the Company’s tax advisors, the Company paid the additional withholding tax amount assessed in the audit. The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

NOTE 4: - RELATED PARTY TRANSACTION AND BALANCE (Cont.)

The Company filed a NIS 1.6 million lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. Based on an advice from Israeli council, the Company believes that it is entitled to such reimbursement. However, the Company cannot assure that the court will accept such view if this matter were brought before it. A trial with respect to this matter is expected to take place in September 2007.